                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)(1)



                            Vivid Technologies, Inc.
                            ------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    928538107
                                 --------------
                                 (CUSIP Number)

                            Terrance L. Carlson, Esq.
                                 General Counsel
                                   EG&G, Inc.
                45 William Street, Wellesley, Massachusetts 02481
                                 (781) 237-5100
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 October 4, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 2 of 12 Pages
                                                        ------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        EG&G, Inc.                 04-2052042
--- ----------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
        N/A                                                        (b) [ ]

--- ----------------------------------------------------------------------------
3       SEC USE ONLY
--- ----------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        00
--- ----------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [ ]
        N/A
--- ----------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Commonwealth of Massachusetts
-------------------------------- --- -------------------------------------------
                                  7        SOLE VOTING POWER

                                           2,000,012
                                 --- -------------------------------------------
                                  8        SHARED VOTING POWER
       NUMBER OF SHARES
     BENEFICIALLY OWNED BY                 1,303,000
     EACH REPORTING PERSON       --- -------------------------------------------
             WITH                 9        SOLE DISPOSITIVE POWER

                                           3,303,012
                                 --- -------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           N/A
--- ----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,303,012
--- ----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]

--- ----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        32.86%
--- ----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------


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                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 3 of 12 Pages
                                                        ------------------------

--------------------------------------------------------------------------------
                      *See Instructions Before Filling Out

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by EG&G, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D relates to the Common Stock of Vivid Technologies, Inc., a Delaware corporation ("Vivid" or "Issuer"). The principal executive offices of Vivid are located at 10 E Commerce Way, Woburn, Massachusetts 01801.

ITEM 2.     IDENTITY AND BACKGROUND.

            The name of the corporation filing this statement is EG&G, Inc., a Massachusetts corporation ("EG&G"). EG&G's principal business is to provide optoelectronic, mechanical and electromechanical components and instruments to manufacturers and end-user customers. The address of the principal executive offices of EG&G is 45 William Street, Wellesley, Massachusetts 02481. Set forth on SCHEDULE A is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of EG&G's directors and executive officers, as of the date hereof.

            Neither EG&G nor, to EG&G's best knowledge, any person named on SCHEDULE A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to an Agreement and Plan of Merger, dated as of October 4, 1999 (the "Merger Agreement"), among EG&G, Venice Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of EG&G ("Merger Sub"), and Vivid and, subject to the conditions set forth therein (including approval by stockholders of Vivid), Merger Sub will merge with and into Vivid and Vivid will become a wholly owned subsidiary of EG&G (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Vivid with Vivid remaining as the surviving corporation (the "Surviving

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 4 of 12 Pages
                                                        ------------------------

            Corporation"). As a result of the Merger, each outstanding share of Vivid Common Stock, other than shares owned by EG&G, will be converted into the right to receive, subject to the limitations described below, 0.1613 of a share (the "Exchange Ratio") of EG&G Common Stock, and each outstanding option to purchase Vivid Common Stock under Vivid's stock option plans (each a "Vivid Common Stock Option") will be assumed by EG&G (each an "Assumed Option"), and each outstanding warrant to purchase Vivid Common Stock will be assumed by EG&G (each an "Assumed Warrant"), and each Assumed Option and each Assumed Warrant will become an option or a warrant, as the case may be, to purchase that number of shares of EG&G Common Stock as is equal (subject to rounding) to the number of shares of Vivid Common Stock that was subject to such option or warrant immediately prior to the Merger, multiplied by the Exchange Ratio. If the market value, defined below, of EG&G's Common Stock is greater than $46.49 (which corresponds to $7.50 per Vivid share), EG&G has the right to notify Vivid that EG&G desires to terminate the Merger Agreement. Upon receipt of that notice, Vivid may either accept the termination or agree to adjust the Exchange Ratio to a value of $7.50 per Vivid share based upon the then market value of EG&G's Common Stock. Conversely, if the market value of EG&G's Common Stock is less than $30.99 (which corresponds to $5.00 per Vivid share), Vivid has the right to notify EG&G that Vivid desires to terminate the Merger Agreement. Upon receipt of that notice, EG&G may either accept the termination or agree to adjust the Exchange Ratio to a value of $5.00 per Vivid share based upon the then market value of EG&G Common Stock. For purposes of the foregoing calculations, the market value of the EG&G Common Stock will be the weighted average selling prices of the EG&G Common Stock as reported by the New York Stock Exchange for the five consecutive trading days ending on the third trading day prior to the date of the Vivid shareholder meeting called to consider and act upon the proposed Merger, so long as the Merger is consummated within five business days of the meeting. If the Merger is consummated more than five business days after the meeting, the market value of EG&G's Common Stock will be equal to the weighted average selling prices of the EG&G Common Stock for the five consecutive trading days ending on the date of the Merger. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the aggregate exercise price for the shares of Vivid Common Stock purchasable pursuant to the Vivid Common Stock Option immediately prior to the effective time of the Merger by the number of full shares of EG&G Common Stock deemed purchasable pursuant to the Vivid Common Stock Option in accordance with the foregoing, rounded up to the nearest whole cent. The exercise price of each Assumed Warrant will be equal to the quotient determined by dividing the aggregate exercise price for the shares of Vivid

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 5 of 12 Pages
                                                        ------------------------

            Common Stock purchasable pursuant to the terms and conditions of such warrant by the number of full shares of EG&G Common Stock deemed purchasable pursuant to the terms and conditions of such warrant in accordance with the foregoing, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by this reference.

            In connection with the Merger Agreement, EG&G and the Issuer entered into a Seller Stock Option Agreement, dated as of October 4, 1999 (the "Option Agreement"). The Option Agreement grants EG&G the right, under certain circumstances where Vivid has received proposals for alternative transactions, to purchase up to 2,000,012 shares of Vivid Common Stock at a price of $6.25 per share (subject to adjustment) (the "Option"). The foregoing summary of the Option Agreement and the Option is qualified in its entirety by reference to the copy of the Option Agreement included as Exhibit 2 to this
            Schedule 13D and incorporated herein in its entirety by this reference.

            As an inducement to EG&G to enter into the Merger Agreement, each of the individuals and the entities set forth on SCHEDULE B, each a stockholder of Vivid (collectively, the "Stockholders"), has executed a Stockholder Agreement, dated as of October 4, 1999, with EG&G and the Merger Sub (the "Stockholder Agreement"), and, by doing so, has irrevocably appointed EG&G as such stockholder's lawful attorney and proxy. Such proxy gives EG&G the limited right to vote each of the 1,303,000 shares of Vivid Common Stock beneficially owned by the Stockholders in all matters related to the Merger. The shared voting power with the Stockholders relates to the same 1,303,000 shares of Issuer Common Stock (the "Shares"). The Stockholder Agreement also grants the Merger Sub the right to purchase all of the shares of Issuer Common Stock currently owned or thereafter acquired by each stockholder at a price of $6.25 per share (subject to adjustment) (the "Stockholder Option") in certain circumstances where the Merger does not take place and Vivid enters into an alternative transaction. The foregoing summary of the Stockholder Agreement is qualified in its entirety by reference to the copy of the Stockholder Agreement included as Exhibit 3 to this
            Schedule 13D and incorporated herein in its entirety by reference.

            In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, EG&G (or any nominee of EG&G) will be limited, at every Vivid stockholders meeting and every written consent in lieu of such meeting, to vote the

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 6 of 12 Pages
                                                        ------------------------

            shares in favor of approval of the Merger and the Merger Agreement. The Stockholders may vote the Shares on all other matters. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement,
            (ii) 181 days after the termination of the Merger Agreement and
            (iii) the date the Option Agreement is terminated pursuant to clause
            (c) of Section 18 thereof.

ITEM 4.     PURPOSE OF TRANSACTION.

            (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub with and into Vivid in a statutory merger pursuant to the Delaware General Corporation Law and to the transactions contemplated by the Option Agreement and the Stockholder Agreement. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist, and Vivid will continue as the Surviving Corporation and as a wholly owned subsidiary of EG&G. Holders of outstanding Vivid Common Stock will receive, subject to the limitations described in Item 3 above, in exchange for each share of Vivid Common Stock held by them, 0.1613 shares of EG&G Common Stock. EG&G will assume the outstanding options issued under Vivid stock option plans and Vivid's outstanding warrants.

            (c) Not applicable.

            (d) It is anticipated that, upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected or appointed and qualified.

            (e) Other than as a result of the Merger described in Item 3 above, not applicable.

            (f) Not applicable.

            (g) Upon consummation of the Merger, the Certificate of Incorporation of Vivid, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware Law and such Certificate of Incorporation; provided, however, that Article IV of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: "The total number of shares of all classes of stock which the Corporation

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 7 of 12 Pages
                                                        ------------------------

            shall have authority to issue is 1,000, all of which shall consist of Common Stock, $.01 par value per share." Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger shall be the By-laws of the Surviving Corporation until hereafter amended; provided, however, that the name of the corporation set forth in the By-laws shall be changed to the name of the Issuer. In addition, each of the Merger Agreement, the Option Agreement and the Stockholder Agreement may have the effect of impeding the acquisition of control of Issuer by any person other than EG&G.

            (h)-(i) If the Merger is consummated as planned, the Vivid Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

            (j) Other than as described above, EG&G currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although EG&G reserves the right to develop such plans).

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) As a result of the Option Agreement and the Stockholder Agreement, EG&G may be deemed to be the beneficial owner of at least 3,303,012 shares of Issuer Common Stock. Such Issuer Common Stock constitutes approximately 32.86% of the issued and outstanding shares of Issuer Common Stock. Schedule B sets forth the applicable information required by Item 2 with respect to each of the Stockholders with whom the power to vote is shared.

            (c)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Other than the Merger Agreement, the Option Agreement and the Stockholder Agreement, to the best knowledge of EG&G, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of Vivid, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 8 of 12 Pages
                                                        ------------------------


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            The following documents are filed as exhibits:

            1. Agreement and Plan of Merger, dated as of October 4, 1999, by and among EG&G, Merger Sub and Vivid.

            2. Seller Stock Option Agreement, dated as of October 4, 1999, between EG&G and Vivid.

            3. Stockholder Agreement, dated as of October 4, 1999, by and among EG&G, Merger Sub and each of the Stockholders.

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 9 of 12 Pages
                                                        ------------------------


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


DATED:    October 20, 1999

                                          EG&G, INC.


                                                 /s/ Terrance L. Carlson
                                          By:    _______________________________
                                                 Terrance L. Carlson

                                          Title: Senior Vice President and
                                                 General Counsel

                                   Schedule A

------------------------------------------- ------------------------------------
                  NAME                               BUSINESS ADDRESS
------------------------------------------- ------------------------------------
EXECUTIVE OFFICERS OF EG&G
------------------------------------------- ------------------------------------
Gregory L. Summe                              45 William Street
Chairman of the Board,                        Wellesley, MA 02481
Chief Executive Officer and President
------------------------------------------- ------------------------------------
Robert F. Friel                               45 William Street
Senior Vice President and                     Wellesley, MA 02481
Chief Financial Officer
------------------------------------------- ------------------------------------
Terrance L. Carlson                           45 William Street
Senior Vice President -                       Wellesley, MA 02481
New Business Development and
General Counsel
------------------------------------------- ------------------------------------
Angelo D. Castellana                          45 William Street
Senior Vice President                         Wellesley, MA 02481
------------------------------------------- ------------------------------------
Richard F. Walsh                              45 William Street
Senior Vice President                         Wellesley, MA 02481
------------------------------------------- ------------------------------------
Robert A. Barrett                             EG&G Engineered Products
Vice President and Strategic Business Unit    11642 Old Baltimore Pike
President                                     Beltsville, MD 20705
------------------------------------------- ------------------------------------
John J. Engel                                 EG&G Optoelectronics
Vice President and Strategic Business Unit    2175 Mission College Boulevard
President                                     Santa Clara, CA 95054-1520
------------------------------------------- ------------------------------------
Patrik Dahlen                                 EG&G Life Sciences
Vice President and Strategic Business Unit    Mustionkatu 6
President                                     P.O. Box 10
                                              FIN-20101 Turku
                                              Finland
------------------------------------------- ------------------------------------
Gregory Perry                                 45 William Street
Vice President, Control and Treasury          Wellesley, MA 02481
------------------------------------------- ------------------------------------
Robert J. Rosenthal                           45 William Street
Vice President and Strategic Business Unit    Wellesley, MA 02481
President
------------------------------------------- ------------------------------------
DIRECTORS OF EG&G
(PRESENT PRINCIPAL OCCUPATION)
------------------------------------------- ------------------------------------
Tamara J. Erickson                            222 Third Street
President, Consulting                         Suite 1100
The Concours Group                            Cambridge, MA 02142
------------------------------------------- ------------------------------------
Gabriel Schmergel                             15 Lowell Road
Retired                                       Wellesley, MA 02481 (Home)
------------------------------------------- ------------------------------------

                                                        ------------------------
CUSIP NUMBER  928538107                                  Page 11 of 12 Pages
                                                        ------------------------


------------------------------------------- ------------------------------------
Dr. Kent F. Hansen                            MIT Energy Lab (E-40-391)
Professor of Nuclear Engineering              One Amherst Street
Massachusetts Institute of Technology         Cambridge, MA 02139
------------------------------------------- ------------------------------------
John F. Keane                                 Ten City Square
President and CEO                             Charlestown, MA 02129
Keane, Inc.
------------------------------------------- ------------------------------------
Nicholas A.Lopardo                            Two International Place
Chairman and Chief Executive Officer          Boston, MA 02110
State Street Global Advisors
------------------------------------------- ------------------------------------
Greta E. Marshall                             14 Concord Street
Principal                                     P.O. Box 593
The Marshall Plan, L.P. and GEM Trading       Carlisle, MA 01741
Services, L.P.
------------------------------------------- ------------------------------------
Michael C. Ruettgers                          35 Parkwood Drive
President and Chief Executive Officer         Hopkinton, MA 01748-9103
EMC Corporation
------------------------------------------- ------------------------------------
Gregory L. Summe                              45 William Street
President and Chief Executive Officer         Wellesley, MA 02481
EG&G, Inc.
------------------------------------------- ------------------------------------
John Larkin Thompson                          Nutter, McClennen & Fish
Lawyer                                        One International Place
                                              Boston, MA 02110-2699
------------------------------------------- ------------------------------------
G. Robert Tod                                 P.O. Box 860
Retired                                       Wolfeboro, NH 03894 (Home)
------------------------------------------- ------------------------------------

Citizenship of the above named persons other than Patrick Dahlen:  USA

Citizenship of Patrick Dahlen: Finland

                                   Schedule B


STOCKHOLDER NAME AND ADDRESS                NUMBER OF SHARES

S. David Ellenbogen                         164,884
Hologic, Inc.
35 Crosby Drive
Bedford, Massachusetts 01730

Ellenbogen Family Irrevocable               237,500
  Trust of 1996
c/o O'Neill & Neylon
950 Winter Street
Waltham, Massachusetts 02451

S. David Ellenbogen                         210,616
  1996 Retained Annuity Trust
c/o O'Neill & Neylon
950 Winter Street
Waltham, Massachusetts 02451

Jay A. Stein                                565,114
Hologic, Inc.
35 Crosby Drive
Bedford, Massachusetts 01730

Jay A. Stein                                124,886
  1996 Retained Annuity Trust
c/o O'Neill & Neylon
950 Winter Street
Waltham, Massachusetts 02451